SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  -------------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

|X|  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED].

For the fiscal year ended   December 31, 1995

                                       OR


|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from __________ to __________

Commission file number    1-724

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Phillips-Van Heusen Corporation (Crystal Brands Division) Associates Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Phillips-Van Heusen Corporation, 1290 Avenue of the Americas, New York, New York 10104

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                    PHILLIPS-VAN HEUSEN CORPORATION
                                    (CRYSTAL BRANDS DIVISION)
                                    ASSOCIATES INVESTMENT PLAN


Date:  June 28, 1996                By /s/ PAMELA N. HOOTKIN
                                         ---------------------
                                         Pamela N. Hootkin, Member of
                                         Administrative Committee

                              Financial Statements
                           and Supplemental Schedules

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.


                     Years ended December 31, 1995 and 1994
                       with Report of Independent Auditors

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1995 and 1994


                                    Contents

Report of Independent Auditors.............................................   1

Financial Statements

Statements of Net Assets Available for Benefits ...........................   2
Statements of Changes in Net Assets Available for Benefits ................   4
Notes to Financial Statements .............................................   5

Supplemental Schedules

Assets Held for Investment Purposes........................................  16
Reportable Transactions ...................................................  17

                       [Letterhead of Ernst & Young LLP]


                         Report of Independent Auditors


Administrative Committee of the Plan
Associates Investment Plan of
Phillips-Van Heusen Corporation
(Crystal Brands Division)
New York, New York

We were engaged to audit the accompanying financial statements and supplemental schedules of the Associates Investment Plan of Phillips-Van Heusen Corporation (Crystal Brands Division), formerly the Voluntary Investment Plan of Crystal Brands, Inc., as of December 31, 1995 and 1994, and for the years then ended, as listed in the table of contents. These financial statements and schedules are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the investment information summarized in Note D, which was certified by the State Street Bank and Trust Company, the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplemental schedules. We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee as of and for the years ended December 31, 1995 and 1994, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and schedules taken as a whole. The form and content of the information included in the financial statements and schedules, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

As discussed in Note C to the financial statements, the Plan's investments include interest contracts with insurance companies that have been placed into conservatorship. Although rehabilitation plans have been approved by the courts, the ultimate recoverability of these investments is uncertain, and the resulting loss, if any, cannot presently be determined.


                                                          /s/ Ernst & Young LLP

New York, New York
June 26, 1996

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                 Statement of Net Assets Available for Benefits

                                December 31, 1995

                                                                                                      Phillips-Van
                                                                                            Money     Heusen Corp.
                                         Bond       Balanced      Equity    International  Market     Common Stock
                                         Fund         Fund         Fund         Fund        Fund          Fund
                                     -------------------------------------------------------------------------------
ASSETS
Investments (Notes B and D)
  Shares of registered investment
   companies:
     Fidelity Intermediate Bond Fund  $ 386,205
     Fidelity Puritan Fund                         $1,548,581
     Fidelity Growth & Income                                   $1,907,185
       Portfolio
     Templeton Foreign Fund                                                  $ 541,012
  Short-term investments                                                                  $3,998,085  $  143,947
  Common stock - Employer Company                                                                        190,923
  Investment contracts:
     Non-performing (Note C)
  Participant loans receivable
                                     -------------------------------------------------------------------------------
Total investments                       386,205     1,548,581    1,907,185     541,012    3,998,085      334,870

Receivables:
  Accrued interest and dividends          1,906                                              23,491          137
                                     -------------------------------------------------------------------------------
Total assets                            388,111     1,548,581    1,907,185     541,012    4,021,576      335,007

LIABILITIES
Payable for investments purchased                                                                        143,448
                                     -------------------------------------------------------------------------------
Net assets available for benefits     $ 388,111    $1,548,581   $1,907,185   $ 541,012    $4,021,576  $  191,559
                                     ===============================================================================

                                         Fixed Income Fund
                                     --------------------------
                                                      Tax
                                       Regular     Deductible  Participant
                                      Investment      Fund        Loans        Total
                                     ----------------------------------------------------
ASSETS
Investments (Notes B and D)
  Shares of registered investment
   companies:
     Fidelity Intermediate Bond Fund                                         $  386,205
     Fidelity Puritan Fund                                                    1,548,581
     Fidelity Growth & Income                                                 1,907,185
       Portfolio
     Templeton Foreign Fund                                                     541,012
  Short-term investments                                                      4,142,032
  Common stock - Employer Company                                               190,923
  Investment contracts:
     Non-performing (Note C)          $4,571,600      $2,462                  4,574,062
  Participant loans receivable                                  $ 209,838       209,838
                                     ----------------------------------------------------
Total investments                      4,571,600       2,462      209,838    13,499,838

Receivables:
  Accrued interest and dividends              45                                 25,579
                                     ----------------------------------------------------
Total assets                           4,571,645       2,462      209,838    13,525,417

LIABILITIES
Payable for investments purchased                                               143,448
                                     ----------------------------------------------------
Net assets available for benefits     $4,571,645      $2,462    $ 209,838    $13,381,969
                                     ====================================================


                        See notes to financial statements

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                 Statement of Net Assets Available for Benefits

                                December 31, 1994


                                                                        Fixed Income Fund
                                                                  -------------------------------
                                                    Government
                                                    Short-Term                         Tax
                                    Participant     Investment        Regular       Deductible
                                       Loans           Fund         Investment         Fund
                                   --------------------------------------------------------------
ASSETS
Investments (Notes B and D)
   Short-term investments                          $  2,157,822    $  7,638,931     $  229,380

   Investment contracts:
     Performing                                                         463,130          4,903
     Non-performing (Note C)                                          6,286,160         30,849
   State Street Bank Index  Fund
   Participant loans receivable     $   832,428
                                   --------------------------------------------------------------
Total investments                       832,428       2,157,822      14,388,221        265,132

Receivables:
   Accrued interest and dividends         5,734           9,225          41,852          1,134
                                   ==============================================================
Net assets available for benefits   $   838,162    $  2,167,047    $ 14,430,073     $  266,266
                                   ==============================================================

                                                      Crystal
                                                   Brands, Inc.
                                      Equity          Common
                                       Fund         Stock Fund         Total
                                    -------------------------------------------
ASSETS
Investments (Notes B and D)
   Short-term investments                         $     126,948     $10,153,081

   Investment contracts:
     Performing                                                         468,033
     Non-performing (Note C)                                          6,317,009
   State Street Bank Index  Fund    $ 5,554,908                       5,554,908
   Participant loans receivable                                         832,428
                                    -------------------------------------------
Total investments                     5,554,908         126,948      23,325,459

Receivables:
   Accrued interest and dividends                           580          58,525
                                    ===========================================
Net assets available for benefits   $ 5,554,908   $     127,528     $23,383,984
                                    ===========================================


See notes to financial statements

                         Associates Investments Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 1995


                                                 Fixed Income Fund
                                             --------------------------

                                 Government                                          Crystal     Phillips-Van
                                 Short-Term                   Tax                  Brands, Inc.  Heusen Corp.
                                 Investment    Regular     Deductible     Index       Common     Common Stock      Bond
                                    Fund      Investment      Fund         Fund*    Stock Fund       Fund          Fund
                                ---------------------------------------------------------------------------------------------
Additions
Investment income:
  Interest and dividend income  $    27,789   $  664,789     $  5,380   $      581    $   2,159       $  1,036      $  8,461
  Net realized and unrealized
    appreciation
    (depreciation) of
    investments (Note D)                                                   643,070                     (27,514)        7,810
                                ---------------------------------------------------------------------------------------------
                                     27,789      664,789        5,380      643,651        2,159        (26,478)       16,271

Contributions:
  Participants                       55,158       44,800                    54,891        4,212         75,369        16,975
  Employer                                                                                              25,748
                                ---------------------------------------------------------------------------------------------
                                     55,158       44,800                    54,891        4,212        101,117        16,975
                                ---------------------------------------------------------------------------------------------
Total additions                      82,947      709,589        5,380      698,542        6,371         74,639        33,246

Deductions
Transfer of assets to
  another plan (Note F)           1,133,574    4,818,973      102,146    2,310,849       23,041
Payments to participants, net
  of repayments                     315,607    1,203,248       43,984      623,087       34,298          1,143        18,799
                                ---------------------------------------------------------------------------------------------
Total deductions                  1,449,181    6,022,221      146,130    2,933,936       57,339          1,143        18,799
                                ---------------------------------------------------------------------------------------------

Net (decrease) increase prior
  to interfund transfers         (1,366,234)  (5,312,632)    (140,750)  (2,235,394)     (50,968)        73,496        14,447
Interfund transfers (net)          (800,813)  (4,545,796)    (123,054)  (3,319,514)     (76,560)       118,063       373,664
                                ---------------------------------------------------------------------------------------------
  Net (decrease) increase        (2,167,047)  (9,858,428)    (263,804)  (5,554,908)    (127,528)       191,559       388,111
Net assets available for
  benefits at beginning of year   2,167,047   14,430,073      266,266    5,554,908      127,528             --            --
                                ---------------------------------------------------------------------------------------------
Net assets available for
  benefits at end of year       $        --  $ 4,571,645     $  2,462   $       --    $      --       $191,559      $388,111
                                =============================================================================================

                                                                          Money
                                  Balanced      Equity    International   Market    Participant
                                    Fund         Fund         Fund         Fund        Loans        Total
                                ------------------------------------------------------------------------------
Additions
Investment income:
  Interest and dividend income   $   55,857  $    60,771     $ 18,535    $ 121,453                $  966,811
  Net realized and unrealized
    appreciation
    (depreciation) of
    investments (Note D)             30,491      115,611      (14,681)                               754,787
                                ------------------------------------------------------------------------------
                                     86,348      176,382        3,854      121,453                 1,721,598

Contributions:
  Participants                       44,120       73,460       19,904      136,746                   525,635
  Employer                                                                  39,967                    65,715
                                ------------------------------------------------------------------------------
                                     44,120       73,460       19,904      176,713                   591,350
                                ------------------------------------------------------------------------------
Total additions                     130,468      249,842       23,758      298,166                 2,312,948

Deductions
Transfer of assets to
  another plan  (Note F)                                                                           8,388,583

Payments to participants, net
  of repayments                      29,985       91,254       57,361      849,314     $658,300    3,926,380
                                ------------------------------------------------------------------------------
Total deductions                     29,985       91,254       57,361      849,314      658,300   12,314,963
                                ------------------------------------------------------------------------------

Net (decrease) increase prior
  to interfund transfers            100,483      158,588      (33,603)    (551,148)    (658,300) (10,002,015)
Interfund transfers (net)         1,448,098    1,748,597      574,615    4,572,724       29,976         --
                                ------------------------------------------------------------------------------
  Net (decrease) increase         1,548,581    1,907,185      541,012    4,021,576     (628,324) (10,002,015)
Net assets available for
  benefits at beginning of year                                                         838,162   23,383,984
                                ------------------------------------------------------------------------------
Net assets available for
  benefits at end of year        $1,548,581   $1,907,185     $541,012   $4,021,576     $209,838  $13,381,969
                                ==============================================================================


See notes to financial statements

* Formerly called the Equity Fund.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                          Notes to Financial Statements

                                December 31, 1995


A. Description of the Plan

The following description of the Associates Investment Plan of Phillips-Van Heusen Corporation (Crystal Brands Division) (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan Amendments

On February 17, 1995, the net assets of Crystal Brands, Inc. were acquired by the Phillips-Van Heusen Corporation. As a result of the acquisition, responsibility for administering the Voluntary Investment Plan of Crystal Brands, Inc. was assumed by the Phillips-Van Heusen Corporation.

Prior to February 17, 1995, the Plan was known as the Voluntary Investment Plan of Crystal Brands, Inc. Prior to July 1, 1995, the Plan was known as the Voluntary Investment Plan of Phillips-Van Heusen Corporation (Crystal Brands Division). On July 1, 1995, the Plan changed its name to the Associates Investment Plan of Phillips-Van Heusen Corporation (Crystal Brands Division).

Effective July 1, 1995, the Plan was restructured to mirror the Phillips-Van Heusen Corporation Associates Investment Plan. As a result, the investment options previously offered under the Voluntary Investment Plan of Phillips-Van Heusen Corporation (Crystal Brands Division) were dissolved, with the exception of the Fixed Income Fund whose remaining balances represent frozen assets. All contribution, payment and loan policies have been amended to mirror the policies of the Phillips-Van Heusen Corporation Associates Investment Plan.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                    Notes to Financial Statements (continued)


A. Description of the Plan (continued)

General

The Plan is a defined contribution plan sponsored by Phillips-Van Heusen Corporation (the "Company") covering non-union associates of the Company and those of its domestic subsidiaries which have adopted the Plan who are employed by the former Crystal Brands Division of the Company and who have at least one year of service (1,000 hours in a year). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined by the Plan. The Company contributes 50% of the first 6% of base compensation that a participant contributes to the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. One hundred percent of the Company contributions are automatically invested in the common stock of the Company and may not thereafter be transferred until the participant has reached the age of fifty-five.

Vesting

Amounts attributable to Company contributions become vested on the participant's sixty-fifth birthday or if the participant's employment by the Company terminates by reason of the participant's death or permanent disability or the participant has completed five years of service with the Company.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                    Notes to Financial Statements (continued)

A. Description of the Plan (continued)

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments into any of the six investment options. A participant may contribute a maximum of 25% of employee contributions into the Phillips-Van Heusen Corporation Common Stock Fund.

     Phillips-Van Heusen Corporation Common Stock Fund - Funds are invested by the trustee in common shares of the Company. Common shares of the Company are purchased by the trustee in the open market.

     Money Market Fund - Funds are invested by the trustee in short-term obligations and money market instruments.

     Equity Fund - Funds are invested in shares of a registered investment company that invests primarily in common stocks. (Fidelity Growth & Income Portfolio)

     Bond Fund - Funds are invested in shares of a registered investment company that invests in corporate bonds and U.S. government securities. (Fidelity Intermediate Bond Fund)

     Balanced Fund - Funds are invested in shares of a registered investment company that invests in common stocks, preferred stocks, and bonds. (Fidelity Puritan Fund)

     International Fund - Funds are invested in shares of a registered investment company that invests in common stocks and bonds of companies and governments outside the United States. (Templeton Foreign Fund)

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                    Notes to Financial Statements (continued)


A. Description of the Plan (continued)

     Fixed Income Fund - The Fixed Income Fund, consisting of the Regular Investment and the Tax Deductible Account, are invested in interest contracts. The balance in this fund represents interest contracts with Executive Life Insurance Company and Mutual Benefit Life Insurance Company which, as discussed in Note C, have been classified as non-performing at December 31, 1995 and 1994. No new uncommitted investments in interest contracts were made subsequent to June 30, 1991. As of July 1, 1995, future contributions to this fund are prohibited. Upon release of frozen assets, funds will be transferred into the Money Market Fund where participants may elect to withdraw or transfer the funds to other investment options.

Participant Loans Receivable

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant's highest outstanding loan balance during the previous twelve months or (ii) 50% of the vested value of the participant's account. Interest is fixed for the term of the loan at the prime rate as of the first business day of the month of application as published in the Wall Street Journal, plus 1%. Loan repayments are made through payroll deductions which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.

Participants maintaining outstanding loans from the Plan as in effect prior to July 1, 1995 will continue to have their loans governed by the loan provisions of the Plan as in effect at the time of the loan. However, loan repayment deductions may be adjusted to comply with their new payroll frequency effective July 1, 1995.

Payment of Benefits

Participants entitled to final distributions generally will receive payment in the form of a lump sum amount equal to the value of their vested account.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                    Notes to Financial Statements (continued)


A. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

B. Significant Accounting Policies

In accordance with accounting guidance, the Plan accounts for payments to participants using the cash method. Accordingly, the Plan's statements of net assets available for benefits do not reflect amounts payable to terminated, retired or other participants as a liability. The Plan's financial statements for the year ended December 31, 1994 have been restated for consistency purposes.

The accounting records of the Plan are maintained on the accrual basis.

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Investments in the Money Market Fund and participant loans receivable are stated at cost, which approximates fair value. Interest contracts, except those with Executive Life Insurance Company, are stated at cost plus accumulated interest. As discussed in Note C, Executive Life Insurance Company interest contracts are stated at net realizable value.

Purchases and sales of securities are reflected on a trade date basis. Substantially all administrative expenses are paid by the Company.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from the estimates.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                    Notes to Financial Statements (continued)


C. Non-Performing Interest Contracts

The investment alternatives of the Plan have included interest contracts with insurance companies.

On April 11, 1991, the California Department of Insurance placed Executive Life Insurance Company ("ELIC") into conservatorship and suspended all payments on interest contracts issued by ELIC. Effective March 31, 1991, allocation of interest on the Plan's ELIC interest contracts to participant accounts was suspended, and on May 1, 1991, accrual of interest on the Plan's ELIC interest contracts was suspended.

On August 13, 1993, the Los Angeles Superior Court approved a plan of rehabilitation for ELIC that became effective on September 3, 1993. Immediately prior to the effective date of the rehabilitation plan, ELIC restructured its obligations, including interest contracts, downward to approximate the value of the underlying assets. Pursuant to the plan, Aurora National Life Assurance Company ("Aurora") assumed the restructured obligations in exchange for which it received most of ELIC's liquid assets. The remaining assets were placed into trusts managed by a board of trustees separate from Aurora. These trusts will be liquidated over a five-year period and the proceeds will be used to fund payments to investors.

Investors had two alternatives consisting of participating either (1) fully ("opt-in") or (2) partially ("opt-out") in the rehabilitation plan. After performing an extensive credit review of Aurora and a financial analysis of the two alternatives available under the plan, the Plan Trustee made the decision to opt-out of the rehabilitation plan. The Trustee also considered the uncertainty of how the Plan's investments would be treated in a liquidation of Aurora, the ability of Aurora to fund the substantial maturation of contracts scheduled to occur in 1998, and the limited historical and prospective financial information available about Aurora.

The Plan's investment in ELIC interest contracts was $276,523 and $1,232,117 at December 31, 1995 and 1994, respectively.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                    Notes to Financial Statements (continued)


C. Non-Performing Interest Contracts (continued)

On July 16, 1991, on application of the Insurance Commissioner of the State of New Jersey, the Superior Court of New Jersey placed the Mutual Benefit Life Insurance Company ("MBLIC") into rehabilitation. Effective June 30, 1991, allocation of interest on MBLIC interest contracts to participants was suspended, and on January 1, 1992, the interest accrual rate on all MBLIC contracts was reduced to 3% in accordance with the recommendation of the Deputy Rehabilitator of MBLIC.

On November 10, 1993, the court approved a plan of rehabilitation for MBLIC. The rehabilitation plan provides investors with two alternatives consisting of either (1) participating ("opt-in") in the plan or (2) not participating ("opt-out") in the plan. Investors electing to opt-in are projected to receive 100% of their July 16, 1991 investment balance over a four-year period from December 31, 1999 to December 31, 2003. Investors electing to opt-out will receive approximately 55% of their July 16, 1991 investment balance no later than mid-1996. The Plan's interest contracts with MBLIC are not covered by state guaranty associations. For certain investments not covered by state guaranty associations, including the Plan's interest contracts, the rehabilitation provides, for those investors electing to opt-in, reinsurance by a consortium of insurance companies including the Prudential Insurance Company of America and the Metropolitan Life Insurance Company.

The Plan Trustee elected to opt-in to the MBLIC rehabilitation plan. The Trustee made this decision after review and analysis of the rehabilitation plan and the financial strength of the reinsurers. Based on the MBLIC rehabilitation plan, including the reinsurance provision, no adjustment to the carrying values of MBLIC interest contracts has been made.

The Plan's MBLIC interest contracts were credited with interest at 3.55% for 1995 and 1994, and at a rate to be determined based on performance of the underlying assets for years after 1995.

Based on the above, interest contracts with ELIC and MBLIC were classified as non-performing at December 31, 1995 and 1994.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                    Notes to Financial Statements (continued)


D. Assets of the Plan

Assets of the Plan are held by State Street Bank and are presented in the following table. Investments that represent 5% or more of the Plan's net assets are identified by an asterisk.

Assets of the Plan held at December 31, 1995 are as follows:

                                                                 December 31,
                                                                     1995
                                                              -----------------
Shares of Registered Investment Companies:
   Fidelity Intermediate Bond Fund,  37,099 shares            $       386,205
   Fidelity Puritan Fund,  91,039 shares*                           1,548,581
   Fidelity Growth & Income Portfolio,  70,506 shares*              1,907,185
   Templeton Foreign Fund,  58,934 shares                             541,012
State Street Bank and Trust Company:
   Short Term Investment Fund,  4,142,032 shares*                   4,142,032
Phillips-Van Heusen Corporation Common Stock, 19,334 shares           190,923
Insurance Investment Contracts:
   Executive Life Insurance Company                                   276,523
   Mutual Benefit Life Insurance Company*                           4,297,539
Promissory Notes (Participant Loans)                                  209,838
Interest and Dividend Receivable                                       25,579
                                                              =================
                                                              $    13,525,417
                                                              =================

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                    Notes to Financial Statements (continued)


D. Assets of the Plan (continued)

Assets of the Plan held at December 31, 1994 are as follows:

                                                            December 31,
                                                               1994
                                                        --------------------
State Street Bank and Trust Co:
   Government Short Term Investment Fund *                $     2,157,822
   Short Term Investment Fund *                                 7,995,259
Insurance Investment Contracts:
   CNA Insurance Company                                          349,699
   Executive Life Insurance Company *                           1,232,117
   Mutual Benefit Life Insurance Company *                      5,084,892
   Principal Mutual Life Insurance Company                        118,334
State Street Bank Index Fund,  78,725 shares*                   5,554,908
Promissory Notes (Participant Loans) *                            832,428
Interest and Dividend Receivable                                   58,525
                                                        --------------------
                                                           $   23,383,984
                                                        ====================

During the years ended December 31, 1995 and 1994, the Plan investments appreciated by $754,787 and $35,047, respectively.


                                                      Net Appreciation
                                                   (Depreciation) in Fair
                                                 Value During Year Ended
                                                        December 31,
                                                   1995             1994
                                               -----------------------------
Fair Value of Assets Determined by Quoted
   Market Price:
     Crystal Brands, Inc. Common Stock Fund    $          -     $         (1)
     Phillips-Van Heusen Corp. Common Stock         (27,514)               -
     Fidelity Intermediate Bond Fund                  7,810                -
     Fidelity Puritan Fund                           30,491                -
     Fidelity Growth & Income Fund                  115,611                -
     Templeton Foreign Fund                         (14,681)               -
Fair value estimated by trustee:
   State Street Bank Index Fund                     643,070           35,048
                                               =============================
                                               $    754,787     $     35,047
                                               =============================

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                    Notes to Financial Statements (continued)


E. Transactions with Parties-in-Interest

During the year ended December 31, 1995, the Plan purchased 19,334 shares of the Company's common stock and received $191 from the Company as payment of dividends on its common stock.


F. Sale of Subsidiary

On December 13, 1994, Crystal Brands, Inc. sold the Monet Group, Inc., a wholly-owned subsidiary. As a result, the net assets of the Plan pertaining to the participants from the Monet Group, Inc., amounting to $8,388,583, were transferred during 1995 to a plan of the purchaser.

G. Income Taxes

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and therefore its related trust is tax-exempt under Section 501(a) of the IRC. The Plan's most recent determination letter is dated September 13, 1995. The Administrative Committee of the Plan is not aware of any course of action or series of events that have occurred that might adversely affect the qualified status of the Plan.

H. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                       December 31,
                                                                           1995
                                                                      -------------
Net assets available for plan benefits per the financial statements   $  13,381,969
Amounts allocated to withdrawn participants at December 31, 1995           (703,948)
                                                                      -------------
Net assets available for plan benefits per the Form 5500              $  12,678,021
                                                                      =============

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                    Notes to Financial Statements (continued)


H. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                          December 31,
                                                                              1995
                                                                         -------------
Benefits paid to participants per the financial statements               $   3,926,380
Add: Amounts allocated to withdrawn participants at December 31, 1995          703,948
Less: Amounts allocated to withdrawn participants at December 31, 1994        (594,241)
                                                                         -------------
Benefits paid to participants per the Form 5500                          $   4,036,087
                                                                         =============

Amounts allocated to withdrawn participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

                                Associates Investment Plan of
                               Phillips-Van Heusen Corporation
                                  (Crystal Brands Division),
                              formerly the Voluntary Investment
                                 Plan of Crystal Brands, Inc.

                             Assets Held for Investment Purposes

                                      December 31, 1995


           Identity of Issuer                 Description             Cost           Balance
- -----------------------------------------------------------------------------------------------
State Street Bank and Trust Company:
  Short Term Investment Fund               4,142,032 shares    $    4,142,032    $   4,142,032
Fidelity Intermediate Bond Fund              37,099 shares            378,425          386,205
Fidelity Puritan Fund                        91,039 shares          1,518,101        1,548,581
Fidelity Growth & Income Portfolio           70,506 shares          1,791,602        1,907,185
Templeton Foreign Fund                       58,934 shares            555,513          541,012
Phillips-Van Heusen Corporation Common
  Stock                                      19,334 shares            218,437          190,923
Executive Life Insurance Company          Interest Contracts*         276,523          276,523
Mutual Benefit Life Insurance Company     Interest Contracts*       4,297,539        4,297,539
Promissory Notes                           Participant loans          209,838          209,838
                                                              ---------------------------------
                                                               $   13,388,010    $  13,499,838
                                                              =================================


* Maturity dates and interest rates are subject to statutory conservatorship rules. See Note C for further information.

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                             Reportable Transactions

                          Year ended December 31, 1995

                                                                          Purchase
          Party Involved                        Description                Price
- -----------------------------------------------------------------------------------
Category (i)--individual transactions in excess of 5% of plan assets:

State Street Bank and Trust Co.     Fidelity Growth & Income Portfolio   $1,300,000

State Street Bank and Trust Co.     Fidelity Puritan Fund                $1,300,000

State Street Bank and Trust Co.     Government Short Term Investment
                                    Fund

State Street Bank and Trust Co.     Government Short Term Investment
                                    Fund

State Street Bank and Trust Co.     Short Term Investment Fund

State Street Bank and Trust Co.     Short Term Investment Fund

State Street Bank and Trust Co.     Short Term Investment Fund           $3,254,684

State Street Bank and Trust Co.     Short Term Investment Fund           $1,957,431

State Street Bank and Trust Co.     Short Term Investment Fund

State Street Bank and Trust Co.     State Street Bank S&P 500 Index
                                    Fund

State Street Bank and Trust Co.     State Street Bank S&P 500 Index
                                    Fund

                                                                          Selling      Cost of      Net Gain    Number of
          Party Involved                        Description                Price      Asset Sold   or (Loss)   Transactions
- ----------------------------------------------------------------------------------------------------------------------------
Category (i)--individual transactions in excess of 5% of plan assets:

State Street Bank and Trust Co.     Fidelity Growth & Income Portfolio                                                 1

State Street Bank and Trust Co.     Fidelity Puritan Fund                                                              1

State Street Bank and Trust Co.     Government Short Term Investment    $1,075,325    $1,075,325                       1
                                    Fund

State Street Bank and Trust Co.     Government Short Term Investment    $  802,684    $  802,684                       1
                                    Fund

State Street Bank and Trust Co.     Short Term Investment Fund          $2,845,534    $2,845,534                       1

State Street Bank and Trust Co.     Short Term Investment Fund          $4,368,198    $4,368,198                       1

State Street Bank and Trust Co.     Short Term Investment Fund                                                         1

State Street Bank and Trust Co.     Short Term Investment Fund                                                         1

State Street Bank and Trust Co.     Short Term Investment Fund          $  803,089    $  803,089                       1

State Street Bank and Trust Co.     State Street Bank S&P 500 Index     $2,052,115    $1,445,110  $  607,005           1
                                    Fund

State Street Bank and Trust Co.     State Street Bank S&P 500 Index     $3,242,928    $1,942,410  $1,300,518           1
                                    Fund

                          Associates Investment Plan of
                         Phillips-Van Heusen Corporation
                           (Crystal Brands Division),
                        formerly the Voluntary Investment
                          Plan of Crystal Brands, Inc.

                       Reportable Transactions (continued)

                          Year ended December 31, 1995


                                                                         Purchase      Selling
          Party Involved                       Description                Price         Price
- ---------------------------------------------------------------------------------------------------

Category (iii)--series of transactions in excess of 5% of plan assets:

State Street Bank and Trust Co.    Government Short Term Investment      $  138,069  $ 2,295,891
                                   Fund

State Street Bank and Trust Co.    State Street S&P 500 Index Fund       $  132,321  $ 6,330,299

State Street Bank and Trust Co.    Short Term Investment Fund            $7,611,840  $11,475,234

State Street Bank and Trust Co.    Fidelity Puritan Fund                 $1,520,783  $     2,689

State Street Bank and Trust Co.    Fidelity Growth & Income Portfolio    $1,818,760  $    27,092

                                                                          Cost of      Net Gain    Number of
          Party Involved                       Description               Asset Sold   or (Loss)   Transactions
- ---------------------------------------------------------------------------------------------------------------

Category (iii)--series of transactions in excess of 5% of plan assets:

State Street Bank and Trust Co.    Government Short Term Investment      $ 2,295,891                     38
                                   Fund

State Street Bank and Trust Co.    State Street S&P 500 Index Fund       $ 4,043,119   $2,287,180        33

State Street Bank and Trust Co.    Short Term Investment Fund            $11,475,234                    190

State Street Bank and Trust Co.    Fidelity Puritan Fund                 $     2,683   $       6         10

State Street Bank and Trust Co.    Fidelity Growth & Income Portfolio    $    27,158   $     (66)        10


There are no category (ii) or (iv) reportable transactions for the year ended December 31, 1995.